MTU Aero Engines

RECEIVED
2006 JAN 30 P 4:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MTU Aero Engines Holding AG · P.O. Box 50 06 40 · 80976 Munich · Germany

82-34917

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

06010550

SUPPL

January 23, 2006

Re: MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a. Notification of securities transactions by an entity with close relationship to members of the management and supervisory board of the Company, dated January 23, 2006

b. Amended Articles of Association as of December 1, 2005 of MTU Aero Engines Holding AG

c. Notification of a major shareholding in the company, published in the "Börsenzeitung"

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

PROCESSED
FEB 01 2006
THOMSON FINANCIAL

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich HRB No.: 157206
Tax-No.: 800/96802
Vat REG.No.: DE814400965

Bank Details:
Deutsche Bank AG, Munich
Bank sorting code 700 700 10
Bank account 194 13 01

Board of Management:
Udo Stark, President & CEO
Bernd Kessler
Dr. Michael Süß
Reiner Winkler
Chairman of the Supervisory Board:
Johannes P. Huth

Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

If you have any question or comment in connection with the information furnished, please call the undersigned at 011-49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1] **Blade Management Beteiligungs GmbH & Co. KG**	Geburtsdatum[2]
Anschrift[3] Dachauer Straße 665 80995 München	
Ansprechpartner/Rufnummer[4] 089 1489-9111	

2. Grund der Mitteilungspflicht

2a) ☐ *Person mit Führungsaufgaben*[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ *natürliche Person in enger Beziehung* *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☒ *juristische Person, Gesellschaft oder Einrichtung in enger Beziehung*[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☒
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst[8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname		Geburtsdatum
Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst[9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname Winkler, Reiner			Geburtsdatum 31.07.1961
Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☒	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name[10] MTU Aero Engines Holding Aktiengesellschaft
Anschrift (Straße, PLZ, Ort, Land)[11] Dachauer Straße 665, 80995 München

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Blade Management Beteiligungs GmbH & Co. KG	23.01.2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE000A0D9PTO	MTU Aero Engines Holdings AG Namens-Aktien o.N.

Bezeichnung des Derivates *(nur bei Geschäften in Derivaten)*

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]

Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	17.01.2006	außerbörslich
Preis [24]	**Währung[25]**	**Stückzahl[26]**
26,00	Euro	344.601
		Geschäftsvolumen[27]
		8.959.626,00 €

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes

Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	**Währung**	**Stückzahl**
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

23.1.2006

Datum, Unterschrift

r. G.1920 / 2005 **Beglaubigte Abschrift**

1. Dezember 2005

hk

Satzung

der

MTU Aero Engines Holding AG

Erster Teil:

Allgemeines

§ 1
Firma, Sitz, Geschäftsjahr

(1) Die Firma der Gesellschaft lautet:

MTU Aero Engines Holding AG

(2) Sie hat ihren Sitz in München.

(3) Das Geschäftsjahr der Gesellschaft beginnt am 1. Januar eines Jahres und endet am 31. Dezember desselben Jahres.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist die Leitung einer Gruppe in- und ausländischer Beteiligungsgesellschaften, die auf den Gebieten

(a) der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb von Gasturbinen sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Luftfahrzeuge sowie für stationäre Verwendung,

(b) der Entwicklung, Herstellung und dem Erwerb und Vertrieb anderer industrieller Erzeugnisse und

(c) der Erbringung von Dienstleistungen, die im Zusammenhang mit der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb vorerwähnter Erzeugnisse stehen,

tätig sind.

(2) Die Gesellschaft kann auf den vorbezeichneten Gebieten auch selbst tätig werden oder sich auf die Verwaltung ihrer Beteiligung beschränken.

(3) Die Gesellschaft darf alle Geschäfte betreiben und Handlungen vornehmen, die geeignet sind, dem Gesellschaftszweck unmittelbar oder mittelbar zu dienen. In diesem Rahmen darf die Gesellschaft andere Unternehmen gründen, übernehmen und sich an ihnen beteiligen. Die Gesellschaft darf im In- und Ausland Zweigniederlassungen unter gleicher oder anderer Firma errichten.

§ 3
Bekanntmachungen

Die Bekanntmachungen der Gesellschaft erfolgen im elektronischen Bundesanzeiger.

Zweiter Teil:
Grundkapital und Aktien

§ 4
Grundkapital

(1) Das Grundkapital der Gesellschaft beträgt € 55.000.000,00 (in Worten: Euro fünfundfünfzig Millionen) und ist eingeteilt in 55.000.000 Stückaktien ohne Nennwert. Die Aktien lauten auf den Namen.
Das Grundkapital wurde in Höhe von € 40.000.000,00 (in Worten: Euro vierzig Millionen) als Sacheinlage durch Formwechsel gem. §§ 190 ff. UmwG der bisherigen MTU Aero Engines Erste Holding GmbH in die MTU Aero Engines Holding AG erbracht.

(2) Bei Ausgabe neuer Aktien kann der Beginn der Gewinnbeteiligung abweichend von § 60 AktG festgesetzt werden.

(3) Die Form der Aktienurkunden, der Gewinnanteil- und Erneuerungsscheine setzt der Vorstand mit Zustimmung des Aufsichtsrates fest.

(4) Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(5) Der Vorstand der Gesellschaft ist ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bareinlage einmalig oder mehrmals um bis zu insgesamt € 5.500.000,00 (in Worten: Euro fünf Millionen fünfhunderttausend) zu erhöhen (Genehmigtes Kapital I 2005).

Den Aktionären ist ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen und dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde. Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, wenn der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 Aktiengesetz ausgegebenen Aktien insgesamt 10% des im Zeitpunkt des Wirksamwerdens der Ermächtigung bestehenden Grundkapitals nicht überschreiten dürfen. Auf diese Begrenzung auf 10% des Grundkapitals ist eine seit Wirksamwerden der Ermächtigung erfolgende Gewährung von Options- bzw. Wandlungsrechten auf Aktien der Gesellschaft unter Bezugsrechtsausschluss entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz sowie die Veräußerung eigener Aktien unter Ausschluss des Bezugsrechts entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz anzurechnen.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital I 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital I 2005 anzupassen.

(6) Der Vorstand ist ermächtigt, das Grundkapital der Gesellschaft bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bar- und/oder Sacheinlage einmalig oder mehrmals um bis zu insgesamt € 19.250.000,00 (in Worten: Euro neun-

zehn Millionen zweihundertfünfzigtausend) zu erhöhen (Genehmigtes Kapital II 2005).

Bei Aktienausgabe gegen Sacheinlage zum Zwecke des (auch mittelbaren) Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen ist der Vorstand ermächtigt, das Bezugsrecht der Aktionäre mit Zustimmung des Aufsichtsrats auszuschließen. Zudem ist der Vorstand ermächtigt, dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde.

Im Übrigen ist den Aktionären ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen.

Außerdem ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital II 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital II 2005 anzupassen.

(7) Das Grundkapital der Gesellschaft ist um bis zu € 19.250.000,00 (in Worten: Euro neunzehn Millionen zweihundertfünfzigtausend) durch Ausgabe von bis zu 19.250.000 neuen, auf den Namen lautenden Stückaktien bedingt erhöht.

Die bedingte Kapitalerhöhung dient der Gewährung von Aktien an die Inhaber bzw. Gläubiger von Wandel- und/oder Optionsschuldverschreibungen, die gemäß der von der Hauptversammlung der Gesellschaft am 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) beschlossenen Ermächtigung begeben werden. Die Ausgabe erfolgt zu dem gemäß dieser Ermächtigung jeweils festzulegenden Wandlungs- bzw. Optionspreis.

Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber bzw. Gläubiger von Wandlungsrechten oder Optionsscheinen die von der Gesellschaft oder von einer unmittelbaren oder mittelbaren Beteiligungsgesellschaft aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) bis zum 29. Mai 2010 ausgegebenen Wandel- und/oder Optionsschuldverschreibungen beigefügt sind, von ihren Wandlungs- bzw. Optionsrechten Gebrauch machen oder die zur Wandlung verpflichteten Inhaber bzw. Gläubiger der von der Gesellschaft

oder durch eine ihrer unmittelbaren oder mittelbaren Beteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) bis zum 29. Mai 2010 ausgegebenen Wandelschuldverschreibungen ihre Pflicht zur Wandlung erfüllen, und soweit nicht eigene Aktien zur Bedienung eingesetzt werden. Derart ausgegebene Aktien nehmen von Beginn des Geschäftsjahres an, indem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch die Erfüllung von Wandlungspflichten entstehen, am Gewinn teil.
Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem bedingten Kapital entsprechend dem Umfang der Kapitalerhöhung aus dem bedingten Kapital anzupassen.

Dritter Teil: Vorstand

§ 5 Zusammensetzung des Vorstands

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Die Anzahl der Vorstandsmitglieder bestimmt im Übrigen der Aufsichtsrat. Der Aufsichtsrat kann stellvertretende Vorstandsmitglieder bestellen.

(2) Der Vorstand wählt aus seiner Mitte einen Sprecher, sofern nicht der Aufsichtsrat ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennt.

(3) Der Aufsichtsrat erlässt die Geschäftsordnung für den Vorstand sowie den Katalog der zustimmungsbedürftigen Geschäfte.

§ 6 Vertretungsmacht

(1) Die Gesellschaft wird vertreten

- durch zwei Vorstandsmitglieder oder
- durch ein Vorstandsmitglied in Gemeinschaft mit einem Prokuristen.

(2) Der Aufsichtsrat kann alle oder einzelne Vorstandsmitglieder und zur gesetzlichen Vertretung gemeinsam mit einem Vorstandsmitglied berechtigte

Prokuristen von dem Verbot der Mehrfachvertretung gem. § 181 2. Alt. BGB befreien; § 112 AktG bleibt unberührt.

Vierter Teil
Der Aufsichtsrat

§ 7
Zusammensetzung des Aufsichtsrats

(1) Der Aufsichtsrat besteht aus zwölf Mitgliedern, und zwar aus sechs Mitgliedern, die von der Hauptversammlung gewählt werden und sechs Mitgliedern, die von den Arbeitnehmern nach dem Mitbestimmungsgesetz 1976 gewählt werden. Dem Aufsichtsrat dürfen nicht mehr als zwei ehemalige Mitglieder des Vorstands angehören.

(2) Soweit die Hauptversammlung nicht bei der Wahl einen kürzeren Zeitraum beschließt, werden die Aufsichtsratsmitglieder und gegebenenfalls die Ersatzmitglieder bis zur Beendigung der ordentlichen Hauptversammlung bestellt, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Das Jahr, in welchem die Amtszeit beginnt, wird nicht mitgerechnet.

(3) Die Wahl eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds erfolgt für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt.

(4) Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Anteilseigner erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(5) Jedes Mitglied oder Ersatzmitglied des Aufsichtsrats kann sein Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung mit Wirkung zum Ende des auf die Erklärung folgenden Kalendermonats auch ohne wichtigen Grund niederlegen. Der Vorsitzende des Aufsichtsrats – oder im Falle einer Amtsniederlegung durch den Vorsitzenden sein Stellvertreter – kann einer Verkürzung der vorgenannten

Niederlegungsfrist oder einem Verzicht auf die Wahrung der Niederlegungsfrist zustimmen.

(6) Die Amtszeit eines Aufsichtsratsmitglieds endet in jedem Fall mit Ablauf der ordentlichen Hauptversammlung, die auf die Vollendung des 70. Lebensjahres folgt.

§ 8
Der Vorsitzende des Aufsichtsrats und sein Stellvertreter

(1) Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 MitbestG 1976 aus seiner Mitte einen Vorsitzenden und einen Stellvertreter für die in § 7 Abs. 2 dieser Satzung bestimmte Amtszeit. Die Wahl erfolgt im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder der Anteilseigner bestellt worden sind, in einer ohne besondere Einberufung stattfindenden Sitzung. Scheidet der Vorsitzende oder sein Stellvertreter vor Ablauf der Amtszeit aus seinem Amt aus, so hat der Aufsichtsrat eine Neuwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

(2) Willenserklärungen des Aufsichtsrats und seiner Ausschüsse werden namens des Aufsichtsrats durch den Vorsitzenden oder, im Falle seiner Verhinderung, durch dessen Stellvertreter abgegeben.

§ 9
Geschäftsordnung und Ausschüsse

(1) Der Aufsichtsrat gibt sich im Rahmen der zwingenden gesetzlichen Vorschriften und der Bestimmungen dieser Satzung eine Geschäftsordnung.

(2) Unmittelbar nach der Wahl des Vorsitzenden und seines Stellvertreters bildet der Aufsichtsrat zur Wahrnehmung der in § 31 Abs. 3 MitbestG 1976 bezeichneten Aufgabe einen Ausschuss, dem der Vorsitzende, sein Stellvertreter sowie je ein von den Mitgliedern der Arbeitnehmer und von den Mitgliedern der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewähltes Mitglied angehören. Der Aufsichtsrat kann aus seiner Mitte weitere Ausschüsse bilden und deren Aufgaben und Befugnisse festsetzen. Den Ausschüssen können auch Entscheidungsbefugnisse übertragen werden. Für ihr Verfahren gelten die §§ 10 und 11 entsprechend. Dies gilt auch für das Zweitstimmrecht gemäß § 11 Abs. 4, das dem jeweiligen Ausschussvorsitzenden zusteht, nicht aber seinem Stellvertreter.

(3) Der Aufsichtsrat und die Ausschüsse können sich bei der Wahrnehmung ihrer Aufgaben der Unterstützung sachverständiger Personen bedienen. Sie können zu ihren Sitzungen Sachverständige und Auskunftspersonen hinzuziehen.

§ 10
Einberufung

(1) Die Sitzungen des Aufsichtsrats werden durch den Vorsitzenden, im Falle seiner Verhinderung durch dessen Stellvertreter, mit einer Frist von vierzehn Tagen einberufen. Dies kann mündlich, schriftlich, fernschriftlich, fernmündlich oder durch den Einsatz moderner Telekommunikationsmittel (e-Mail etc.) erfolgen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Frist abkürzen.

(2) Mit der Einladung sind die Gegenstände der Tagesordnung mitzuteilen und Beschlussvorschläge zu übermitteln. Ergänzungen der Tagesordnung müssen, falls nicht ein dringender Fall vorliegt, bis zum siebten Tag vor der Sitzung mitgeteilt werden.

(3) Der Vorsitzende des Aufsichtsrats oder im Falle von dessen Verhinderung sein Stellvertreter kann eine einberufene Sitzung nach pflichtgemäßem Ermessen aufheben oder verlegen.

§ 11
Beschlussfassung

(1) Der Aufsichtsrat ist beschlussfähig, wenn alle Mitglieder ordnungsgemäß eingeladen sind und mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich der Stimme enthält. Die Beschlussfassung über einen Gegenstand der Tagesordnung, der nicht rechtzeitig angekündigt war, ist nur zulässig, wenn kein anwesendes Mitglied des Aufsichtsrats der Beschlussfassung widerspricht. Abwesenden Aufsichtsratsmitgliedern ist in einem solchen Falle Gelegenheit zu geben, binnen einer vom Vorsitzenden festzusetzenden angemessenen Frist der Beschlussfassung zu widersprechen. Der Beschluss wird erst wirksam, wenn keines der abwesenden Aufsichtsratsmitglieder innerhalb der vom Vorsitzenden festgesetzten Frist widerspricht.

(2) Den Vorsitz führt der Vorsitzende des Aufsichtsrats oder, im Falle seiner Verhinderung, dessen Stellvertreter. Der Vorsitzende bestimmt die Reihenfolge, in der die Gegenstände der Tagesordnung verhandelt werden, sowie die Art und Reihenfolge der Abstimmungen. Bei Stimmengleichheit entscheidet er, ob eine erneute Abstimmung in derselben Sitzung erfolgt.

(3) Beschlüsse des Aufsichtsrats werden mit einfacher Stimmenmehrheit gefaßt, soweit das Gesetz nichts anderes bestimmt. Dies gilt auch für Wahlen.

(4) Ergibt eine Abstimmung Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Gegenstand der Vorsitzende des Aufsichtsrats, wenn auch sie Stimmengleichheit ergibt, zwei Stimmen. Dem stellvertretenden Aufsichtsratsvorsitzenden steht das Zweitstimmrecht nicht zu.

(5) Ein abwesendes Aufsichtsratsmitglied kann seine schriftliche Stimmabgabe durch ein anderes Aufsichtsratsmitglied überreichen lassen. Dies gilt auch für die Abgabe der zweiten Stimme des Vorsitzenden des Aufsichtsrats.

(6) Beschlüsse werden regelmäßig in Sitzungen gefasst. Außerhalb von Sitzungen ist eine Beschlussfassung durch schriftliche, telegraphische, fernmündliche, fernschriftliche Stimmabgabe, auch unter Einsatz moderner Telekommunikationsmittel (Telefon- und Videokonferenzen, e-Mail etc.), zulässig, wenn sie der Vorsitzende des Aufsichtsrats oder im Verhinderungsfall dessen Stellvertreter aus besonderen Gründen anordnet oder sich sämtliche Aufsichtsratsmitglieder an der Abstimmung beteiligen.

(7) Die Unwirksamkeit eines Aufsichtsratsbeschlusses kann nur innerhalb eines Monats nach Kenntnis des Beschlusses durch Klage geltend gemacht werden.

(8) Über die Beschlüsse und Sitzungen des Aufsichtsrats und seiner Ausschüsse ist eine Niederschrift zu fertigen, die von dem Leiter der jeweiligen Sitzung oder im Falle des § 11 Abs. 6 vom Vorsitzenden des Aufsichtsrats oder im Verhinderungsfall von dessen Stellvertreter zu unterzeichnen ist.

§ 12
Vergütung der Aufsichtsratsmitglieder

(1) Die Mitglieder des Aufsichtsrats erhalten eine feste, nach Ablauf des Geschäftsjahres zahlbare Jahresvergütung in Höhe von € 30.000,-- (in Worten: Euro dreißigtausend).

(2) Die Vergütung beträgt für den Vorsitzenden das Dreifache und für seinen Stellvertreter das Eineinhalbfache der Vergütung nach Abs. 1.

(3) Mitglieder des Aufsichtsrats, die einem Ausschuss angehören, erhalten über die Vergütung gemäß Abs. 1 hinaus zusätzlich € 5.000,-- (in Worten. Euro fünftausend) und, sofern sie den Vorsitz des Ausschusses innehaben, zusätzlich weitere € 10.000,-- (in Worten: Euro zehntausend). Dies gilt nicht für die Mitgliedschaft in dem zur Wahrnehmung der in § 31 Abs. 3 MitbestG 1976 bezeichneten Aufgabe gebildeten Ausschuss, die mit keiner zusätzlichen Vergütung verbunden ist.

(4) Mitglieder des Aufsichtsrats, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat angehören oder die in Abs. 2 bezeichneten Funktionen wahrgenommen haben, erhalten für jeden angefangenen Monat eine anteilige Vergütung.

(5) Zusätzlich zu der Jahresvergütung erhalten die Mitglieder des Aufsichtsrats für Sitzungen des Aufsichtsrats und eines seiner Ausschüsse, denen sie angehören, ein Sitzungsgeld in Höhe von € 3.000,-- (in Worten: Euro dreitausend) pro Sitzung, jedoch höchstens € 3.000,-- je Kalendertag.

(6) Die Gesellschaft erstattet den Aufsichtsratsmitgliedern auf Nachweis erforderliche Auslagen. Die Umsatzsteuer wird von der Gesellschaft erstattet, soweit die Mitglieder des Aufsichtsrats berechtigt sind, die Umsatzsteuer gesondert in Rechnung zu stellen und dieses Recht ausüben.

(7) Die Gesellschaft gewährt den Aufsichtsratsmitgliedern angemessenen Versicherungsschutz; insbesondere schließt die Gesellschaft zugunsten der Aufsichtsratsmitglieder eine D&O-Versicherung ab.

§ 13
Änderungen der Satzungsfassung

Der Aufsichtsrat ist befugt, Änderungen der Satzung, die nur deren Fassung betreffen, zu beschließen.

Fünfter Teil:
Die Hauptversammlung

§ 14
Einberufung der Hauptversammlung

(1) Die Hauptversammlung findet am Sitz der Gesellschaft, in einer Stadt im Bundesgebiet mit mehr als 100.000 Einwohnern oder im Umkreis von 50 Kilometern um den Sitz der Gesellschaft statt.

(2) Die Hauptversammlung wird mindestens 30 Tage vor dem Ende der Frist für die Anmeldung gemäß § 15 Abs. 1 einberufen. Der Tag der Einberufung und der Tag, bis zu dessen Ablauf die Anmeldung zu erfolgen hat, werden hierbei nicht mitgerechnet.

§ 15
Recht zur Teilnahme an der Hauptversammlung

(1) Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die im Aktienregister der Gesellschaft eingetragen sind und ihre Aktien spätestens am 7. Tag vor der Hauptversammlung bei der Gesellschaft schriftlich, per Telefax oder in einer anderen vom Vorstand in der Einladung zur jeweiligen Hauptversammlung bestimmten (z.B. elektronischen) Weise angemeldet haben. Der Vorstand kann in der Einladung zur jeweiligen Hauptversammlung einen späteren Anmeldetermin bestimmen.

§ 16
Stimmrecht

(1) Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

(2) Das Stimmrecht kann durch einen Bevollmächtigen ausgeübt werden. Für die Vollmacht ist die schriftliche Form erforderlich und ausreichend.

(3) Werden von der Gesellschaft benannte Stimmrechtsvertreter bevollmächtigt, so kann die Vollmacht schriftlich, per Telefax oder auf elektronischem Weg

auf eine von der Gesellschaft näher zu bestimmende Weise erteilt werden. Die Einzelheiten werden zusammen mit der Einladung zur Hauptversammlung bekannt gemacht.

§ 17
Leitung der Hauptversammlung

(1) Die Hauptversammlung wird von dem Vorsitzenden des Aufsichtsrats geleitet. Im Falle seiner Verhinderung bestimmt er ein anderes Aufsichtsratsmitglied, das diese Aufgabe wahrnimmt. Ist der Vorsitzende verhindert und hat er niemanden zu seinem Vertreter bestimmt, so leitet die Hauptversammlung ein von den Anteilseignervertretern im Aufsichtsrat gewähltes Aufsichtsratsmitglied.

(2) Der Vorsitzende leitet die Verhandlungen und bestimmt die Art, Reihenfolge und Form der Abstimmungen. Er kann eine von der Ankündigung in der Tagesordnung abweichende Reihenfolge der Verhandlungsgegenstände bestimmen.
Der Vorsitzende kann auch das Frage- und Rederecht der Aktionäre zeitlich angemessen beschränken; er kann insbesondere den zeitlichen Rahmen des Versammlungsverlaufs, der Aussprache zu den einzelnen Tagesordnungspunkten sowie des einzelnen Frage- und Redebeitrags angemessen festsetzen.

§ 18
Beschlussfassung der Hauptversammlung

(1) Die Beschlüsse der Hauptversammlung bedürfen der einfachen Mehrheit der abgegebenen Stimmen, soweit nicht das Gesetz zwingend etwas anderes vorschreibt. In den Fällen, in denen das Gesetz eine Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals erfordert, genügt, sofern nicht durch Gesetz etwas anderes zwingend vorgeschrieben ist, die einfache Mehrheit des vertretenen Grundkapitals.

(2) Im Falle der Stimmengleichheit gilt, ausgenommen bei Wahlen, ein Antrag als abgelehnt.

(3) Sofern bei Wahlen im ersten Wahlgang die einfache Stimmenmehrheit nicht erreicht wird, findet eine Stichwahl zwischen den beiden Personen statt, die die höchsten Stimmzahlen erhalten haben. Bei gleicher Stimmzahl im zweiten Wahlgang entscheidet das Los.

Sechster Teil:
Jahresabschluss, Lagebericht und Verwendung des Bilanzgewinnes

§ 19
Jahresabschluss und Lagebericht, Entlastung des Vorstands und des Aufsichtsrats

(1) Der Vorstand hat den Lagebericht und den Jahresabschluss sowie den Konzernabschluss und den Konzernlagebericht für das vergangene Geschäftsjahr innerhalb der gesetzlichen Fristen aufzustellen und unverzüglich danach den Abschlussprüfern und dem Aufsichtsrat vorzulegen. Zugleich hat der Vorstand den Vorschlag für die Verwendung des Bilanzgewinns dem Aufsichtsrat vorzulegen.

(2) Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzlichen Rücklagen einzustellenden Beträge und eines etwaigen Verlustvortrags verbleibt, ganz oder zum Teil in andere Gewinnrücklagen einzustellen, soweit die anderen Gewinnrücklagen die Hälfte des Grundkapitals nicht übersteigen oder nach Einstellung übersteigen würden.

§ 20
Gewinnverwendung, ordentliche Hauptversammlung

(1) Die Hauptversammlung beschließt alljährlich in den ersten acht Monaten des Geschäftsjahres über die Entlastung der Mitglieder des Vorstands und des Aufsichtsrats, über die Verwendung des Bilanzgewinns und über die Wahl des Abschlussprüfers (ordentliche Hauptversammlung).

(2) Die Hauptversammlung kann anstelle oder neben einer Barausschüttung eine Verwendung des Bilanzgewinns im Wege der Sachausschüttung beschließen.

§ 21
Gründungsaufwand

(1) Die Gründungkosten (Notariatsgebühren, Gerichtskosten u.a.) in Höhe von ca. € 800,00 trägt der Gesellschafter.

(2) Die mit dem Formwechsel und seiner Eintragung im Handelsregister verbundenen Kosten (insbesondere Rechtsberatungs-, Prüfungs-, Notar- und Gerichtskosten sowie Kosten der Veröffentlichung) und Steuern bis zu einem Betrag von insgesamt € 150.000 –(in Worten: Euro Einhundertfünfzigtausend) trägt die Gesellschaft.

- Ende der Satzung -

URNr. G.1920 / 2005

Zur vorstehenden Satzung der Firma

MTU Aero Engines Holding AG

mit dem Sitz in München,
wird bescheinigt, daß die geänderten Bestimmungen der Satzung mit dem Beschluß der Hauptversammlung vom 30. Mai 2005, URNr. S 1246/2005 des Notars Dr. Rüdiger Graf von Stosch in München über die Satzungsänderung und die unveränderten Bestimmungen mit dem zuletzt beim Handelsregister eingereichten vollständigen Wortlaut der Satzung übereinstimmen.
Danach hat die Satzung nach Eintragung der beschlossenen Satzungsänderungen in das Handelsregister den vorstehenden Wortlaut.

München, den ersten Dezember
zweitausendfünf

DR. REINHOLD GEIMER NOTAR IN MÜNCHEN

Prof. Dr. Geimer
Notar

Vorstehende Abschrift stimmt
mit der Urschrift überein.
Dies beglaubige ich.

München, den 1. Dezember 2005

Prof. Dr. Geimer
Notar

MTU Aero Engines

Fax

RECEIVED
2006 JAN 30 P 4:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

An	BaFin Fax Nr. 01888-3463119	Von	Nikola Zacherl
CC		Abt	AR
		Tel	089-1489 2158
		Fax	089-1489 5814
		E-mail	Nikola.Zacherl@muc.mtu.de
		Ref	
		Datum	20. Dezember 2005
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MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

anbei übersenden wir Ihnen eine Kopie des Belegexemplars der Börsenzeitung vom 16.12.05, in der Sie auf Seite 26 die Veröffentlichungen der Mitteilungen der Fidelity International Limited über deren Stimmrechtsanteile an der MTU Aero Engines Holding AG finden.

Mit freundlichen Grüßen

MTU Aero Engines Holding AG

ppa [signature] ppa [signature]

Anlage

MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Tel +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Bekanntmachung

Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, hat den Antrag gestellt, eigene

Hypothekenpfandbriefe über EUR 40.000.000,-

zum Börsenhandel und zur Preisfeststellung im amtlichen Markt an der Börse München zuzulassen.

München, den 15. Dezember 2005

BÖRSE MÜNCHEN
ZULASSUNGSSTELLE

MTU Aero Engines

MTU Aero Engines Holding AG

Veröffentlichung nach § 25 Abs. 1 WpHG

Die Firma Fidelity International Limited hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass der Stimmrechtsanteil der Fidelity International Limited, P.O. Box HM 670, Hamilton HMCX, Bermuda, an unserer Gesellschaft am 06. Dezember 2005 die Schwelle von 5 % überschritten hat und nun 5,11 % beträgt. Die Stimmrechte werden der Fidelity International Limited gemäß § 22 (1) 1 Nr. 6 WpHG zugerechnet.

MTU Aero Engines Holding AG, München

DAB bank

DAB bank AG, ISIN DE0005072300

Landsberger Str. 428, 81241 München

Veröffentlichung gemäß § 25 WpHG

Die UniCredito Italiano S.p.A., Sitz: Via Dante 1, Genua (Italien), hat uns gemäß §§ 21 Absatz 1, 22 Absatz 1 Satz 1 Nummer 1 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an der DAB bank AG, München, am 17. November 2005 die Schwellen von 5 %, 10 %, 25 %, 50 % und 75 % überschritten hat und nunmehr 76,36 % beträgt. All diese Stimmrechte werden ihr gemäß § 22 Absatz 1 Satz 1 Nummer 1 WpHG zugerechnet.

München, im Dezember 2005

Der Vorstand

NORD/LB
Norddeutsche Landesbank Girozentrale

Bekanntmachung

Bereithaltung des Basisprospekts vom 29. November 2005

für

NORD/LB Inhaberschuldverschreibungen mit einer von einem Aktienkorb abhängigen Verzinsungsstruktur (Titanen Struktur)

Der gemäß Wertpapierprospektgesetz erstellte Basisprospekt wird bei der Norddeutsche Landesbank Girozentrale, Friedrichswall 10, 30159 Hannover, zur kostenlosen Ausgabe bereitgehalten und kann ferner in elektronischer Form auf der Internetseite der NORD/LB, www.nordlb.de, abgerufen werden.

Hannover, im Dezember 2005

NORDDEUTSCHE LANDESBANK
GIROZENTRALE

Epigenomics AG

Veröffentlichung nach § 25 Abs. 1 WpHG

The Wellcome Trust, 215 Euston Road, London NW1 2BE, Vere[illegible]tes Königreich, hat uns nach § 21 Abs. 1 WpHG mitgeteilt, da[illegible] Stimmrecht an unserer Gesellschaft am 9. Dezember 200[illegible] Schwelle von 5,00 % überschritten hat und nun 5,035 % beträ[illegible]

Berlin, im Dezember 2005

Epigenomics AG
– Der Vorstand –

Bekanntmachung

gemäß § 14 Abs. 3 Satz 2 WpPG

Die 4SC AG hat 10.530.077 auf den Inhaber lautende Stamma[illegible] begeben und beabsichtigt diese zum Handel bei der Frankfur[illegible] Wertpapierbörse im Geregelten Markt / Prime Standard zuzulas[illegible]
In diesem Zusammenhang wird ein Basisprospekt i. S. v. § 6 W[illegible] ab 12.12.2005 auf der Website der 4SC AG http://www.4sc.de/de/investoren/zulassung.php sowie zur kos[illegible]losen Abholung bei der 4SC AG, Am Klopferspitz 19a, 8515[illegible] Martinsried, und bei der CONRAD HINRICH DONNER BANK [illegible] Ballindamm 27, 20095 Hamburg, bereitgehalten.

Martinsried, den 12.12.2005 — 4SC

Zulassungsantrag

Die net AG, infrastructure, software and solutions, Koblenz, und die [illegible] Aktienbank AG, München, haben beantragt, zum Geregelten Markt

Stück 1.000.000

(Euro 1.000.000,00)

junge auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
– mit einem rechnerischen Anteil am Grundkapital von je Euro 1,00 –
aus der Kapitalerhöhung vom Dezember 2005
mit voller Gewinnberechtigung für das Geschäftsjahr
beginnend ab dem 1. Oktober 2005
– ISIN DE000A0HN4V9 –

der

net AG, infrastructure, software and solutions, Koblenz,

zuzulassen.

Frankfurt am Main, 15.12.2005 — **Frankfurter Wertpapierbö[illegible]**
Zulassungsstelle

NORD/LB
Norddeutsche Landesbank Girozentrale

Bekanntmachung

Bereithaltung der Basisprospekte vom 28. November 200[illegible]

für

NORD/LB Discount-Zertifikate
mit Tilgungswahlrecht der Emittentin

sowie für

NORD/LB Discount-Index-Zertifikate

Die gemäß Wertpapierprospektgesetz erstellten Basisprospekte werden bei de[illegible] Norddeutsche Landesbank Girozentrale, Friedrichswall 10, 30159 Hannover, zu[illegible] kostenlosen Ausgabe bereitgehalten und können ferner in elektronischer Form auf der Internetseite der NORD/LB, www.nordlb.de, abgerufen werden.

Hannover, im Dezember 2005

NORDDEUTSCHE LANDESBANK
GIROZENTRALE

MTU Aero Engines

MTU Aero Engines Holding AG · P.O. Box 50 06 40 · 80976 Munich · Germany

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

January 23, 2006

Re: MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a. Notification of securities transactions by an entity with close relationship to members of the management and supervisory board of the Company, dated January 23, 2006

b. Amended Articles of Association as of December 1, 2005 of MTU Aero Engines Holding AG

c. Notification of a major shareholding in the company, published in the "Börsenzeitung"

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

MTU Aero Engines

Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

If you have any question or comment in connection with the information furnished, please call the undersigned at 011-49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.